SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

■	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008

Or

□	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________________

Commission File Number 0-15083

The South Financial Group, Inc. 401(k) Plan

(Full title of the plan)

The South Financial Group, Inc.

102 South Main Street

                        Greenville, SC, 29601____________

(Name of Issuer of the securities held pursuant to the

plan and address of its principal executive office)

            (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

The following Exhibits are filed as part of this Annual Report on Form 11-K:
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The South Financial Group, Inc. 401(k) Plan

Greenville, South Carolina

We have audited the accompanying statement of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The South Financial Group, Inc.

401(k) Plan

Greenville, South Carolina

We have audited the accompanying statement of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan as of December 31, 2007. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP Crowe Horwath LLP

Fort Lauderdale, Florida

June 25, 2008

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

2008	2007

ASSETS

Investments:
Investments, at fair value	$58,275,249	$82,459,697
Participant loans	1,676,117	1,413,343
Total investments	59,951,366	83,873,040

Cash	312,268	539,313

Receivables:
Accrued income	-	1,362,819
Employer contribution	248,001	233,087
Total investments	248,001	1,595,906

NET ASSETS AVAILABLE FOR BENEFITS	$60,511,635	$86,008,259

.

The accompanying notes are an integral part of these financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Additions to net assets attributed to:

Investment income:
Dividends	$2,331,549
Participant loan interest	98,565
Total investment income	2,430,114

Contributions:
Employer	5,655,471
Participant	8,365,792
Rollover	921,223
Total contributions	14,942,486

Total additions	17,372,600

Deductions from net assets attributed to:
Net depreciation in fair value of investments	33,889,194
Benefits paid to participants	8,819,970
Administrative expenses	160,060
Total deductions	42,869,224

Net decrease	(25,496,624)

Net assets available for benefits
Beginning of year	86,008,259

End of year	$ 60,511,635

The accompanying notes are an integral part of these financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 AND 2007

NOTE 1 - DESCRIPTION OF PLAN

The following description of The South Financial Group, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries who are age eighteen or older. An employee is eligible to receive the Company matching contribution after completing a year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Each year, participants may contribute up to 100 percent of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make a discretionary employer matching contribution of a percentage of compensation that a participant contributes to the Plan. The Company matched one hundred percent of the first six percent that participants contributed to the Plan in 2008. The Company may also make a discretionary non-elective contribution. There were no discretionary non-elective contributions for the year ended December 31, 2008. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan. Participants may change their investment options at any time.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 AND 2007

NOTE 1 - DESCRIPTION OF PLAN (continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Payment of Benefits: On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeitures:In accordance with the provisions of the Plan document, the forfeitures may first be used to pay any administrative expenses of the Plan and then to reduce future employer contributions. As of December 31, 2008 and 2007, forfeited amounts of $113,244 and $340,971, respectively, were available. During 2008, forfeitures of $160,060 were used to pay administrative expenses, and forfeitures of $278,098 were used to reduce employer matching contributions.

Loan Provisions: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Administrative Expenses: Certain costs incurred in the administration of the Plan have been paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 AND 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties: The Plan invests in various investment securities including any combination of certain mutual funds, money market funds and The South Financial Group Unitized Stock Fund, which is comprised primarily of Company common stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ account balances.

Concentration of Credit Risk: At December 31, 2008 and 2007, approximately 11% and 16%, respectively, of the Plan's net assets were invested in shares of The South Financial Group, Inc. common stock. A significant decline in market value of the Company’s common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 AND 2007

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

2008	2007
Dodge & Cox Stock Fund	$5,606,404	$10,338,234
Dodge & Cox Balanced Fund	--*	5,690,829
American Funds – Growth Fund of America	4,843,777	7,662,477
Thornburg International Value Fund	5,576,707	10,592,952
Federated Prime Obligations Fund	11,183,095	8,284,050
Vanguard Institutional Index Fund	5,123,709	8,999,871
The South Financial Group Unitized Stock Fund	6,663,668	13,577,616
T. Rowe Price Capital Appreciation Fund	3,730,099	--
Keeley Small Cap Value Fund	2,803,339*	4,520,577

*Does not represent 5 percent for the respective year.

During 2008, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $24,102,240, and the Plan’s investment in The South Financial Group Unitized Stock Fund depreciated in value by $9,786,954.

NOTE 5 – FAIR VALUE MEASUREMENTS

FASB Statement of Financial Accounting Standards No. 157,Fair Value Measurements (“SFAS 157”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 AND 2007

NOTE 5 – FAIR VALUE MEASUREMENTS (continued)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

The South Financial Group Unitized Stock Fund: The net asset value (“NAV”) is quoted on a private market that is not active; however, the unit price is based on the underlying investments comprised primarily of shares of The South Financial Group, Inc. common stock which are traded on an active market.

Mutual funds and money market funds: Valued at the NAV of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of

December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual funds	$40,315,242	$-	$-	$40,315,242
Money market funds	-	11,296,339	-	11,296,339
The South Financial Group	-	6,663,668	-	6,663,668
Unitized Stock Fund
Participant loans	-	-	1,676,117	1,676,117
	$40,315,242	$ 17,960,007	$ 1,676,117	$ 59,951,366

Total assets, at fair value	$40,315,242	$17,960,007	$1,676,117	$59,951,366

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 AND 2007

NOTE 5 – FAIR VALUE MEASUREMENTS (continued)

Level 3 Gains and Losses:

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended December 31, 2008

Participant Loans

Balance, beginning of year	$1,413,343
Purchases, sales, issuances and settlements, net	262,774
Balance, end of year	$1,676,117

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

The Plan paid fees of approximately $89,000 to American Pensions, Inc., a wholly owned subsidiary of the Company, for the cost of recordkeeping services during 2008. As American Pensions, Inc. is a subsidiary of the Company, the payment of these fees constitutes a party-in-interest transaction.

At December 31, 2008 and 2007, the Plan held the following party-in-interest investments, at fair value:

2008	2007

The South Financial Group, Inc. common stock	$6,663,668	$13,577,616
Loans to participants	1,676,117	1,413,343

Approximately $347,000 of cash dividends were paid to the Plan by The South Financial Group, Inc. during 2008 based on shares held by the Plan on the dates of declaration.

NOTE 7 - TERMINATED PARTICIPANTS

Plan assets allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid were $0 and $19,508 at December 31, 2008 and 2007, respectively.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 AND 2007

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 2007 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2006, the Internal Revenue Service (“IRS”) began an audit of the 2005 plan year. The audit is ongoing and the Company does not believe that the results of this audit will jeopardize the tax status of the Plan.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

2008	2007

Net assets available for benefits per the financial	$60,511,635	$86,008,259
statements

Amounts allocated to withdrawing participants	-	(19,508)

Net assets available for benefits per the Form 5500	$60,511,635	$85,988,751

The following is a reconciliation of 2008 benefits paid to participants per the financial statements to benefits paid to participants per the 2008 Form 5500:

Benefits paid to participants per the financial statements	$ 8,819,970
Amounts allocated to withdrawing participants at December 31, 2007	(19,508)

Benefits paid to participants per the Form 5500	$8,800,462

SUPPLEMENTAL SCHEDULE

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Plan Name: The South Financial Group, Inc. 401(k) Plan

Plan Number: 001

EIN #: 57-0824914

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	AMERICAN FUNDS - GROWTH FUND OF AMERICA	Mutual Fund	**	4,843,777
	COLUMBIA ACORN Z FUND	Mutual Fund	**	581,094
	DODGE & COX STOCK FUND	Mutual Fund	**	5,606,404
	FEDERATED PRIME OBLIGATIONS FUND	Money Market Fund	**	11,183,095
	KEELEY SMALL CAP VALUE FUND	Mutual Fund	**	2,803,339
	MANAGERS BOND FUND	Mutual Fund	**	1,720,533
*	THE SOUTH FINANCIAL GROUP UNITIZED STOCK FUND	Unitized Stock Fund	**	6,663,668
	T. ROWE PRICE CAPITAL APPRECIATION FUND	Mutual Fund	**	3,730,099
	THORNBURG INTERNATIONAL VALUE FUND	Mutual Fund	**	5,576,707
	VANGUARD PRIME MONEY MARKET FUND	Money Market Fund	**	113,244
	VANGUARD TARGET RETIREMENT FUND - 2005	Mutual Fund	**	159,236
	VANGUARD TARGET RETIREMENT FUND - 2015	Mutual Fund	**	1,243,529
	VANGUARD TARGET RETIREMENT FUND - 2025	Mutual Fund	**	1,194,189
	VANGUARD TARGET RETIREMENT FUND - 2035	Mutual Fund	**	1,064,496
	VANGUARD TARGET RETIREMENT FUND - 2045	Mutual Fund	**	795,661
	VANGUARD TOTAL BOND INDEX FUND	Mutual Fund	**	2,094,977
	VANGUARD INSTITUTIONAL INDEX FUND	Mutual Fund	**	5,123,709
	VANGUARD MID CAP INDEX FUND	Mutual Fund	**	1,841,105
	VANGUARD WELLESLEY FUND	Mutual Fund	**	1,936,387
*	PARTICIPANT LOANS	Interest Rates from 4% to 8.25%	**	1,676,117
				59,951,366

*   Indicates party-in-interest to the Plan

** All assets are participant directed. Cost information is not required.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The South Financial Group, Inc. 401(k) Plan

(Name of Plan)

Date: June 29, 2009	By:	/s/ David Bell
Director of Compensation – Benefits
Plan Administrator

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